SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANUAL FOR PARTICIPATION

Shareholders' Meetings

203rd Extraordinary General Meeting

November 26, 2021

TABLE OF CONTENTS

I.	Message from the Chairman of the Board of Directors 3
II.	Guidance for Participation in the Extraordinary General Meeting 4

Participation via Ballot Paper 4

Participation via Digital Platform (Microsoft Teams) 5

In person participation - Shareholder 6

In person participation - Shareholder Represented by Proxy 6

Holders of ADRs…………………………………………………………………………………………7

Final guidelines……………………………………………………………………………….…………7

III.	Call Notice 8
IV.	Information on the matters to be examined and discussed at the 203rd Extraordinary General Meeting 10

Analysis, discussion and voting on the proposal to reform and consolidate the Company's Bylaws, according to the changes detailed in the management proposal 10

Annexes

I - Company’s Bylaws with highlighted proposed changes, according to art. 11 of CVM Instruction no. 481/09

II - Proposed change with description of current and proposed articles and justification for change, according to art. 11 of CVM Instruction no. 481/09

III - Consolidated Company’s Bylaws

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I.	Message from the Chairman of the Board of Directors

Dear Shareholder:

It is with immense pleasure that I present to you this Manual for Participation in General Shareholders’ Meetings of the Companhia Paranaense de Energia - Copel, with general guidance for an effective participation and exercise of the vote.

This manual has been prepared based on Copel's Corporate Governance policy, which is founded on transparency, equity, accountability and corporate responsibility.

The Manual aims to present, in a clear and brief way, the information related to the Company’s General Shareholders’ Meeting, seeking thereby to contribute for the understanding of the proposals for resolution and to encourage the participation of shareholders in the events of the corporate agenda of the Company.

Considering the effects of the COVID-19 (coronavirus) pandemic in Brazil and the measures adopted by health authorities and governments to address it, the Extraordinary General Meeting - EGM shall be carried out in a partially digital mode, allowing the shareholds to take part virtually.

Thus, Copel’s 203rd Extraordinary General meeting was called for November 26, 2021, at 11 a.m., at the Company’s headquarters located at Rua José Izidoro Biazetto nº 158, Bloco A, Bairro Campo Comprido, CEP 81200-240, Curitiba - PR, Brazil, and via Microsoft Teams, a digital platform.

The matter to be presented in the EGM for resolution of shareholders are described in the Call Notice and in this Manual as well as the types of shares granting the right to vote on each item of the agenda. This Manual seeks to encourage and enable the participation of shareholders in the General Meeting.

Besides the Chief Executive Officer, other Officers responsible for the subjects of the EGM will attend the General Meeting, who will be able to provide additional clarifications, if necessary, on the subject on the agenda.

Your participation is very important, considering that issues relevant to the Company and its shareholders are dealt with in this General Shareholders’ Meetings.

Yours sincerely,

Marcel Martins Malczewski

Chairman of the Board of Directors

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II.	Guidance for Participation in the General Shareholders’ Meeting

Copel’s shareholders may take part in the General Meeting: (a) via Ballot Paper, the template of which is made available to shareholders on the following websites: the Company’s (http://ri.copel.com), [B]³ Brasil, Bolsa, Balcão - B3 and Brazilian Securities and Exchange Comission (CVM); (b) via Digital Platform (Microsoft Teams) which may be accessed personally or by a duly appointed proxy, pursuant to CVM Instruction no. 481/2009; or (c) attending it in person, at the Company’s head office, located at Rua José Izidoro Biazetto nº 158, Bloco A, Bairro Campo Comprido, CEP 81200-240, Curitiba - PR, Brazil, or by appointing a proxy with specific powers to represent him/her, who shall attend it in person, as described below.

Participation via Ballot Paper

In order to facilitate and encourage the participation of its shareholders, the Company will adopt the remote voting system under the terms of CVM Instruction no. 481/2009, allowing its Shareholders to send distance voting ballots through their respective custody agents, by the Bookkeeping Agent or directly to the Company, in accordance with the following guidelines:

Distance voting ballots have been made available by the Company, as of this date, on the Company's website (https://ri.copel.com/) and on the CVM's (http://www.cvm.gov.br) and B3's (http://www.b3.com.br/pt_br/) websites, in printable and manually fillable versions.

Shareholders who choose to exercise their right to vote at a distance may (i) fill out and send the voting form directly to the Company, or (ii) transmit the filling out instructions to qualified service providers, according to the guidelines below:

•	Exercise of voting rights through service providers - Remote voting system - Shareholders who choose to exercise their right to vote at a distance through service providers should transmit their voting instructions to their respective custody agents or through the Bookkeeping Agent (Banco Bradesco S.A.), in accordance with the rules determined by the latter, which, in turn, will forward such votes to the Central Depository of [B]³ Brasil, Bolsa, Balcão. To this end, shareholders should contact their custody agents or the Bookkeeping Agent (Banco Bradesco S.A.) and check the procedures they have established for issuing voting instructions via ballot paper, as well as the documents and information they require to do so.
•	Shareholder sending the ballot directly to the Company - The shareholder who chooses to exercise his/her voting right at a distance directly to the Company should, preferably, considering the Coronavirus pandemic scenario (COVID 19) and the prevention measures adopted to contain its dissemination, send a digitalized copy of the ballot and the pertinent documentation to the following e-mail address: acionistas@copel.com. Alternatively, the shareholder may send the physical copy of the ballot paper and pertinent documentation to Copel's head office at Rua José Izidoro Biazetto nº 158, Bloco A, Bairro Campo Comprido, CEP 81200-240, Curitiba - PR, Brazil, Finance and Investor Relations Department, at its Shareholders and Custody Department.

For the voting form to be considered valid, it is essential that (i) its fields are duly filled out; (ii) all of its pages are initialed; and (iii) at the end, the shareholder or his/her legal representative, as the case may be and according to the terms of the legislation in effect, has signed the form, and that it is accompanied by a certified copy of the following documents: (a) for individuals: - identity document with photo of the shareholder; (b) for legal entities: - last consolidated bylaws or articles of incorporation and the corporate documents that prove the legal representation of the shareholder; and - identity document with a photo of the legal representative; (c) for investment funds: - last consolidated regulation of the fund; - bylaws or articles of incorporation of its administrator or manager, as the case may be, observed the voting policy of the fund and corporate documents that prove the powers of representation; and - identity document with a photo of the legal representative.

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The documents must be received by the Company, in full order, within seven (7) days prior to the date of the General Meeting, that is, by November 19, 2021 (inclusive), pursuant to article 21-B of CVM Instruction no. 481/2009. Ballots received by the Company after this date will not be considered.

Within 3 (three) days from the date of receipt, Copel will inform the shareholder if the documents sent are sufficient for the vote to be valid or of the need for rectification, under the terms of article 21-U CVM Instruction no. 481/2009.

In addition, the Company informs that: (i) in case of receipt of divergent ballot papers for a same CPF or CNPJ number, received directly by the Company and by the Bookkeeping Agent, the ballot sent by the Bookkeeping Agent will prevail, pursuant to article 21-W §2 of CVM Instruction no. 481/2009; (ii) when the Custodian Agent receives divergent voting instructions for a same CPF or CNPJ, both will be disregarded, pursuant to article 21-S of CVM Instruction no. 481/2009; (iii) once the period for receiving remote voting has expired, the shareholder will not be able to change the voting instructions, except at the General Meeting itself; (iv) in the event of adjournment of the meeting, the voting instructions will be considered normally, as well as in its holding on second call, provided that the adjournment is less than 30 days from the initially scheduled date, pursuant to article 21-X of CVM Instruction no. 481/2009.

Participation via Digital Platform (Microsoft Teams)

Considering the effects of the COVID-19 (coronavirus) pandemic in Brazil and the measures adopted by health and government authorities to address it, the Extraordinary General Meeting will be held in partially digital mode, allowing its Shareholders to take part virtually.

The shareholder, personally or represented by proxy, who chooses to participate in the Meeting through the Digital Platform must necessarily send a request to the Company, to the e-mail address acionistas@copel.com, up to 48 hours before the Meeting is held, that is, until 11:00 a.m. (Brasília time), on November 24, 2021, and such request must be duly accompanied by the following documents:

•     Individual Shareholder:

(a) valid identification with photo (original or certified copy) of the shareholder;

(b) proof of ownership of shares issued by Copel, from depositary or custodian financial institutions; and

(c) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

•     Legal Entity Shareholder or Legal Entity:

(a) valid identification with photo of the legal representative (original or certified copy);

(b) documents proving representation, including appointment by proxy and copies of professional qualification documents and minutes of the directors' election; and, in the case of an investment fund, copies of (i) bylaws/regulations of the fund in effect, (ii) professional qualification documents of its director, administrator or legal representative, as the case may be; and (iii) the minutes of the election of such persons;

(c) proof of ownership of shares issued by Copel, from depositary or custodian financial institutions; and

(d) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

Copel will send the respective instructions and invitation to access the system for digital participation in the Extraordinary General Meeting to the shareholders who have submitted their request within the period and under the conditions above. If a shareholder who has duly requested digital participation does not receive the e-mail with the instructions or the invitation for access and participation by 11:00 a.m. (Brasília time) on November 25, 2021, he/she must contact the Company by e-mail acionistas@copel.com or by telephone (+55) 0800 41 2772 (toll-free) by 6:00 p.m. (Brasília time) on November 25, 2021.

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The technical requirements for participating in the Extraordinary General Meeting by digital means are:

a) If participating by mobile device: (i) have the Microsoft Teams application installed; and (ii) have a broadband connection.

b) If participating by computer: (i) have a compatible web browser and minimum processor or other requirements recommended by the platform supplier (see more information at: https://www.microsoft.com/pt-br/microsoft-teams); (ii) broadband connection to the Internet; and (iii) integrated webcam or external USB camera. For better operation of the platform, we recommend that the Microsoft Teams application be installed on the computer.

The Company informs that there will be a full recording of the Meeting, as required by item II, Paragraph 1, Article 21-C, and that the duly registered shareholder who participates in the Extraordinary General Meeting by digital means will be considered present, being able to exercise his respective voting rights, and sign the respective minutes, pursuant to Article 21-V, III and Paragraphs 1 and 2 of CVM Instruction no. 481/09, as amended by CVM Instruction no. 622/2020.

The Company is not responsible for any operational or connection problems that the shareholder may face, as well as for any other issues beyond the Company's control that may make it difficult or impossible for the shareholder to participate in the Extraordinary General Meeting by digital means.

In person participation - Shareholder

Shareholders wishing to attend the General Meeting in person must present themselves a few minutes before the time indicated in the Call Notice, bearing the following documents

•	Identity document (RG, RNE, CNH or officially recognized professional class card); and

•     Proof as Company shareholder issued by a depositary financial institution or a custodian agent or through the shareholding position issued by Copel or by the bookkeepper of the Company’s shares.

In person participation - Shareholder Represented by Proxy

Shareholders who cannot attend and wish to participate in the General Meeting in person may appoint a proxy with powers to represent them.

As provided for in the Brazilian Corporation Law. (Federal Law 6404, of December 15, 1976, paragraph 1 of art. 126), the proxy of the individual shareholder shall be a shareholder of the Company, a lawyer or manager of the Company or of a financial institution/investment fund. In the case of legal entities or investment funds, they may be represented by an appointed proxy appointed in accordance with their articles of association or bylaws and according to the rules of the Civil Code, without the need for such person to be a Company manager, shareholder or attorney-in-fact (CVM case RJ2014/3578, judged on November 4, 2014). In any case, the proxy must have been instituted less than one year before the date of the General Meeting.

The documents required are the following:

•	Power of attorney with special powers for representation at Copel’s General Meeting, bearing a notarized signature of the grantee (shareholder);
•	Bylaws or Article of Incorporation and the instrument of election/appointment of the managers

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in the event of the grantee being a legal entity; and

•	Proof of ownership of the shares issued by the Company, conferred by the depositary financial institution and/or custodian or by the Bookkeepper of the Company’s shares.

Note:	The documents referred to in the item above must be sent by e-mail to acionistas@copel.com, preferably up to 48 hours before the Meeting.

Holders of ADRs

The financial depositary institution of American Depositary Receipts (ADRs) in the United States, The Bank of New York Mellon, will send the powers of attorney to the holders of ADRs, so that they exercise their voting right at the General Meeting.

The participation shall take place through Banco Itaú, representative of The Bank of New York Mellon in Brazil.

Final guidelines

For the eventual in person participation, the Company will adopt all the safety measures required to reduce the risks of infection by the new coronavirus during the Meeting, such as the mandatory use of masks; use of alcohol gel for hand hygiene; and social distancing among the participants.

We emphasize that, in the case of governmental decrees related to the control measures of the COVID-19 pandemic (coronavirus), issued after the publication of this Notice, which prevent the physical presence in the Assembly, it will be held exclusively digitally, as it will be previously informed to the shareholders through a communication to the market.

Should there be any doubt concerning the General Meeting procedures and deadlines, please contact the Shareholders and Custody Department (Departamento de Acionistas e Custódia) at the telephone number (+55) 0800 41 2772 or through the e-mail address acionistas@copel.com.

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III.	Call Notice

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Extraordinary General Meeting to be carried out partially in digital form, pursuant to CVM instruction no. 481/2009, on November 26, 2021, at 11 a.m., at the Company’s head office located at Rua José Izidoro Biazetto nº 158, Bloco A, Bairro Campo Comprido, CEP 81200-240, Curitiba - PR and via Microsoft Teams, to decide on the following agenda:

EXTRAORDINARY GENERAL MEETING

1.	Analysis, discussion and voting on the proposal to reform and consolidate the Company's Bylaws, according to the changes detailed in the management proposal including the following modifications, among others:

a)   attribution of powers to the General Shareholders' Meeting to approve the indemnity policy, general conditions of the indemnity agreement, validation of indemnity in cases where the amounts have a significant impact on the Company's financial structure, and situations where more than half of the managers are potential beneficiaries concomitantly due to the same fact, as defined in the indemnity policy;

b)   adjustment in the attribution of the Board of Directors, which now has the competence to approve the execution of indemnity agreements, observing the indemnity policy and the general conditions of the indemnity agreements approved by the General Shareholders' Meeting;

c)   exclusion, in the Company's Bylaws, of the conditions imposed by the controlling shareholder regarding the migration to Level 2 of Governance of Brasil, Bolsa, Balcão - B3; and

d) consolidation of such proposed statutory changes in the Company's current Bylaws.

Documents referring to the matters to be discussed at the General Meeting, including the Manual for Participation in General Shareholders’ Meetings and the Management's Proposal, are available for shareholders’ consultation at the Company’s headquarters as well as on its website (ri.copel.com).

Considering the effects of the COVID-19 (coronavirus) pandemic in Brazil and the measures adopted by health authorities and governments to address it, the Extraordinary General Meeting shall be carried out in a partially digital mode, so the Company’s shareholder may take part in the General Meeting:

(a) through a ballot paper for the exercise of his/her voting right at a distance, whose template is available to shareholders on the following websites: the Company’s (http://ri.copel.com), Brasil, Bolsa, Balcão - B3 and Brazilian Securities and Exchange Comission (CVM);

(b) via digital platform (Microsoft Teams), which shall be accessed personally or by a dully appointed proxy, according to CVM Instruction no. 481/2009; or

(c) attending it in person, at the Company’s head office, located at Rua José Izidoro Biazetto
nº 158, Bloco A, Bairro Campo Comprido, CEP 81200-240, Curitiba - PR, Brazil, or by appointing a proxy with specific powers to represent him/her, who shall attend it in person.

We inform you that the shareholder may participate in the Meeting having or not sent the Ballot Paper, but if he/she chooses to vote at the Meeting, any voting instructions previously sent by means of the Ballot by the shareholder will be disregarded, and the vote cast at the Meeting will prevail.

Distance voting ballots may be sent, pursuant to CVM Instruction no. 481/09, through the Shareholders' custody agents, to the Bookkeeping Agent for the shares issued by the Company, or directly to the Company, in accordance with the guidelines in the Manual for Participation in Shareholders' Meetings.

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The proof of share ownership must be made in accordance with Federal Law no. 6404/1976 - Corporation Law and Copel's Bylaws, as applicable.

To participate in the Meeting in person, it is recommended that powers-of-attorney for the General Meeting, together with all other supporting documents, be sent by e-mail to acionistas@copel.com up to 48 working hours before the Meeting is held.

To participate in the Meeting via Digital Platform, the shareholder must necessarily send a request to the Company, to the e-mail address acionistas@copel.com, up to 48 hours prior to the Meeting, that is, until 11:00 a.m. (Brasília time), on November 24, 2021, which must be duly accompanied by the following documents:

- Individual Shareholder:

(a) valid identification with photo (original or certified copy) of the shareholder;

(b) proof of ownership of shares issued by Copel, issued by the depositary financial institution or custodian; and

(c) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

- Legal Entity Shareholder or Legal Entity:

(a) valid identification with photo of the legal representative (original or certified copy);

(b) documents proving representation, including appointment by proxy and copies of professional qualification documents and minutes of the directors' election; and, in the case of an investment fund, copies of (i) bylaws/regulations of the fund in effect, (ii) professional qualification documents of its director, administrator or legal representative, as the case may be; and (iii) the minutes of the election of such persons;

(c) proof of ownership of shares issued by Copel, issued by the depositary financial institution or custodian; and

(d) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

The instructions for accessing the Digital Platform and/or sending the Distance Voting Ballots, pursuant to CVM Instruction no. 481/2009, can be found in the Manual for Participation in Shareholders' Meetings. We inform you that under the terms of the legislation in force, the Meeting will be recorded.

Despite the possibility of participating via Digital Platform, Copel recommends shareholders to adopt the Distance Voting Ballots.

We also highlight that, in the case of governmental decrees related to control measures of the COVID-19 (coronavirus) pandemic issued after the publication of this Call Notice, which prevent the physical presence in the meeting, the General Meeting will be held exclusively digitally, as it shall be previously informed to the shareholders through a communication to the market.

Curitiba, October 26, 2021

Marcel Martins Malczewski

Chairman of the Board of Directors

Publication

This Call Notice will be published, pursuant to the Brazilian Corporation Law, in the Official Gazette of the State of Paraná and in the newspaper Folha de Londrina as from October 27, 2021, being also available on the Company’s website (ir.copel.com).

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IV.	Information on the matters to be examined and discussed at the 203rd Extraordinary General Meeting

Below the Company’s Management presents some clarifications related to the item for resolution at the Extraordinary General Meeting for the exercise of a conscious vote:

è	1- Analysis, discussion and voting on the proposal to reform and consolidate the Company's Bylaws, according to the changes detailed in the management proposal

Clarifications

On October 14, 2021, according to the minutes disclosed by the Company, the Board of Directors, in its 219th Ordinary Meeting, unanimously decided to approve the forwarding to the General Shareholders Meeting of the proposal to amend Copel's Bylaws (Holding Company), after appreciation by the Board of Control of State Companies - CCEE, recommending its approval.

The 202nd Extraordinary General Meeting - EGM, held on September 27, 2021, approved the reform and consolidation of the Company's Bylaws, containing the statutory provisions referring to the possibility of entering into indemnity agreements, including the attribution of powers to the Board of Directors to approve guidelines for this instrument, as well as coverage exclusions and clarification regarding indemnity coverage, in addition to the civil liability insurance currently in use by the Company.

As a recommendation, it was recorded in the minutes of the 202nd EGM that:

"Additionally, the State of Paraná recommended evaluating the making of complementary statutory amendments to Articles 14 and 28, in accordance with Voting Guidance no. 038/2021, in order for them to be incorporated into Copel (Holding) Bylaws at a subsequent time by calling a new General Meeting."

The said Voting Guidance no. 038/2021, regarding Item 3. Reform and Consolidation of the Company's Bylaws, stated:

"Vote: APPROVE the proposed amendment to the Bylaws aimed at contemplating the possibility of drafting and approving an indemnity policy and entering into indemnity agreements with directors. We emphasize the need for the complementary amendments to Articles 14 and 28, as suggested by the CCEE's Executive Secretariat and approved by the Attorney General's Office, to be incorporated into Copel's Bylaws at a subsequent time, by calling a new Extraordinary General Meeting."

In addition to these changes, on September 30, 2021, the Company communicated to its shareholders and to the market in general, through Material Fact no. 16/21, that it received from the State of Paraná́, as the Company's controlling shareholder, the Letter no. 035/2021, in which:

"(i) manifested that it will no longer dispose of the Company's securities in the scope of the public offering for secondary distribution of share deposit certificates (Units), to be held by BNDES Participações S.A. - BNDESPAR ("Offering"), as disclosed in FR 09/21; (ii) committed not to dispose of any of its shares or Units of the Company until at least December 31, 2022 (lock-up); and (iii) will request the convening of the extraordinary general meeting ("EGM") to reform the bylaws and allow the migration to Level 2 of Corporate Governance of B3 S.A. - Brasil, Bolsa, Balcão ("Level 2"), regardless of the performance and settlement of the Offering."

In the same Relevant Fact 16/21, the Company stated that:

"Thus, based on the Letter, Copel will start the internal procedures, following the Company's governance procedures, to call the referred EGM, allowing in this way the migration to Level 2.”

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The Company's current Bylaws contain all the minimum provisions set forth in B3's Level 2 Listing Rules, and Article 115 suspends its effectiveness under the following conditions: (i) settlement of the public offering for secondary distribution of shares or UNITs to be held by the Controlling Shareholder; and (ii) effective adherence to Level 2. This condition was imposed by the Company's controlling shareholder and disclosed to the market through Material Fact 01/21.

The alternative adopted by the Management allowed to start the migration process to Level 2 of B3, for example, by submitting the request to the institution, under the condition of making and settling the secondary public offering of shares or UNITs. Thus, once the request is accepted by B3 and the offer is made, the migration could take place.

Management's additional concern in adopting such a measure lays in the fact that, until migrating to Level 2, the Company should keep its securities admitted and traded on B3's Level 1 of Corporate Governance ("Level 1"). Thus, the exit from Level 1 should occur only and exclusively at the time of migration to Level 2. As a transitory rule, on Art. 115 we find the provisions that establish the rules of Level 1 while the effectiveness of the rules of Level 2 Regulation is suspended: (a) with the Company's admission to the special listing segment called Level 1 of B3, the Company, its shareholders, Managers and members of the Supervisory Board, when installed, are subject to the provisions of the Listing Regulations of the Level 1 of Corporate Governance of B3 ("Level 1 Regulations"); and (b) the inauguration of the members of the Board of Directors and of the Executive Board will be subject to the prior execution of the Statement of Consent from Managers under the provisions of the Level 1 Regulations, as well as to compliance with the applicable legal requirements.

Thus, among the main modifications proposed for Copel's Bylaws (Holding), the following stand out:

(a) attribution of powers to the General Meeting to approve indemnity policy, general conditions of the indemnity agreement, validation of indemnity in cases where the amounts have significant impact on the company's financial structure, and situations in which more than half of the directors are potential beneficiaries concurrently due to the same fact, as defined in the indemnity policy.

(b) adjustment to the attribution of the Board of Directors, which will now have the authority to approve the execution of indemnity agreements, observing the indemnity policy and the general conditions of the indemnity agreements approved by the General Shareholders' Meeting.

(c) exclusion of the conditions in the Company's Bylaws imposed by the controlling shareholder regarding the migration to Level 2 of Governance of B3.

In compliance with the provisions of article 11 of CVM Instruction no. 481, of 2009, Annex I highlights the proposed changes in the Company's Bylaws and Annex II presents a comparative chart detailing the origin and justification for the proposed changes and an analysis of their legal and economic effects. Annex III contains the consolidation of the Bylaws, incorporating the proposed changes.

Consolidation of the bylaws

Finally, having made the statutory modifications, it is proposed to consolidate the Company's Bylaws, which, contemplating all the changes, would come into effect with the wording of Annex III.

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Annexes

I - Company’s Bylaws with highlighted proposed changes, according to art. 11 of CVM Instruction no. 481/09;

II - Proposed change with description of current and proposed articles and justification for change, according to art. 11 of CVM Instruction no. 481/09;

III - Consolidated Company’s Bylaws.

Approvals

This matter was subject to review by the Board of Directors at its 219th Ordinary Meeting, on October 14, 2021.

Voting right

On this item of the agenda, only holders of common shares are entitled to vote.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date October 27, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.